Exhibit 12.1

BJ Services Company

Ratio of Earnings to Fixed Charges

(In Thousands)

			Year Ended September 30,
			1999	2000	2001	2002	2003
COMPUTATION OF EARNINGS:
Add:
Income from continuing operations before income taxes and fixed charges			(44,909)	175,283	529,181	252,694	275,672
Fixed charges			50,120	41,190	36,634	33,558	43,478
Amortization of capitalized interest			738	844	979	1,197	1,765
Deduct:
Interest capitalized			2,317	1,557	1,942	2,739	629
Minority interest in pretax income of subsidiaries that have not incurred fixed charges			2,585	3,263	6,803	4,916	5,080

Earnings, as defined			10,851	222,137	575,539	295,104	326,624

COMPUTATION OF FIXED CHARGES:
Interest expensed and capitalized			33,682	21,525	15,224	11,718	16,577
Amortized premiums, discounts and capitalized interest related to indebtedness			814	920	1,177	3,159	6,456
Estimate of interest within rental expense			15,624	18,745	20,233	18,681	20,445

Fixed charges, as defined			50,120	41,190	36,634	33,558	43,478

Fixed charge ratio	(a	)	0.22	5.39	15.71	8.79	7.51

(a)	For the year ended September 30, 1999, the Company had an earnings-to-fixed-charges deficiency primarily as a result of a $39.7 million charge for severance, asset impairment, and other costs associated with the downturn in oilfield drilling activity.